UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

EVOKE PHARMA, INC.

(Name of Subject Company)

EVOKE PHARMA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30049G302

(CUSIP Number of Class of Securities)

Matthew D’Onofrio

Chief Executive Officer

Evoke Pharma, Inc.

420 Stevens Avenue, Suite 230

Solana Beach, California 92075

(858) 345-1494

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Daniel E. Rees

Matthew T. Bush

Anthony A. Gostanian

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following document related to the proposed acquisition of Evoke Pharma, Inc., a Delaware corporation (the “Company” or “Evoke”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 3, 2025, by and among Evoke, QOL Medical, LLC, a Delaware limited liability company (“Parent”), and QOL-EOS Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub” and together with Parent, the “Buyer Entities”).

1.	Press Release regarding the Company’s Third Quarter 2025 Financial Results, dated November 13, 2025 (Exhibit 99.1)

Additional Information and Where to Find It

The tender offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Merger Sub intend to file with the Securities and Exchange Commission (“SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by Parent, Merger Sub and the Company with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “investor relations” section of the Company’s website at www.evokepharma.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

Evoke cautions you that statements included in this communication that are not a description of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negatives of these terms or other similar expressions. The forward-looking statements are based on Evoke’s current beliefs and expectations and include, but are not limited to: statements regarding the planned completion of the transactions contemplated by the Merger Agreement and the timing thereof; expectations regarding the benefits sought to be achieved in the transactions; extended pharmacy access and expanded distribution of GIMOTI and expected patent and regulatory exclusivity. The inclusion of forward-looking statements should not be regarded as a representation by Evoke that any of its plans will be achieved. Actual results may differ from those set forth in this communication due to the risks and uncertainties inherent in Evoke’s business and the proposed transactions, including, without limitation: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to the percentage of Evoke’s stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from Evoke’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; Evoke and EVERSANA may not be able to successfully drive market demand for GIMOTI; Evoke’s ability to maintain intellectual property protection and regulatory exclusivity for GIMOTI; and other risks and uncertainties pertaining to Evoke’s business, including the risks and uncertainties detailed in Evoke’s periodic reports it files with the SEC, as well as the tender offer materials to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by Evoke in connection with the tender offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Evoke undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit Number	Exhibit Description

99.1	Press Release regarding the Company’s Third Quarter 2025 Financial Results, dated November 13, 2025